LAW OFFICES Silver, Freedman & Taff, L.L.P. A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM
WRITER'S DIRECT DIAL NUMBER (202) 295-4536

May 16, 2005

By EDGAR

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

Re:	Heritage Financial Group Form SB-2, File No. 333-123581 Pre-Effective Amendment No. Three

Dear Mr. Schiffman:

         We hereby file on behalf of our client, Heritage Financial Group ("Company"), Pre-Effective Amendment No. Three ("Amendment") to the above-referenced registration statement. This Amendment reflects changes in the appraisal of the Company and the resulting changes in the prospectus.

         The Company's request for acceleration of the effective date of the registration statement, which was originally submitted on May 11, 2005, was revised on May 13, 2005 to request acceleration for Monday, May 16, 2005, at 3:00 p.m.

         If the Staff wishes to discuss this filing with us, please contact Martin L. Meyrowitz (202-295-4527) or me at (202) 295-4536.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche
cc:	Kathryn McHale Benjamin Phippen Don Walker O. Leonard Dorminey